FILED PURSUANT TO

RULE 424(b)(3)

REGISTRATION NO: 333-85848

WELLS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 11 DATED SEPTEMBER 25, 2003 TO THE PROSPECTUS

DATED JULY 26, 2002

This document supplements, and should be read in conjunction with, the prospectus of Wells Real Estate Investment Trust, Inc. dated July 26, 2002, as supplemented and amended by Supplement No. 1 dated August 14, 2002, Supplement No. 2 dated August 29, 2002, Supplement No. 3 dated October 25, 2002, Supplement No. 4 dated December 10, 2002, Supplement No. 5 dated January 15, 2003, Supplement No. 6 dated April 14, 2003, Supplement No. 7 dated May 15, 2003, Supplement No. 8 dated June 15, 2003, Supplement No. 9 dated August 27, 2003, and Supplement No. 10 dated September 15, 2003. When we refer to the “prospectus” in this supplement, we are also referring to any and all supplements to the prospectus. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	Status of the offering of shares in Wells Real Estate Investment Trust, Inc. (Wells REIT);

(2)	Status of our Share Redemption Program;

(3)	Formation of Wells Real Estate Investment Trust II, Inc. (Wells REIT II), a recently formed REIT which is also sponsored and advised by Wells Capital, Inc. (Wells Capital), our advisor;

(4)	Revisions to the “Conflicts of Interest” section of the prospectus describing potential conflicts of interest related to the common directors of the Wells REIT and Wells REIT II;

(5)	Revisions to the “Management – The Advisor” section of the prospectus describing the addition of Donald A. Miller as a newly appointed Senior Vice President of Wells Capital; and

(6)	Revisions to the “Management – Affiliated Companies – Dealer Manager” section of the prospectus describing the election of Philip M. Taylor, Douglas P. Williams and Randall D. Fretz as officers and directors of Wells Investment Securities, Inc., our dealer manager.

Status of the Offering

We commenced our initial public offering of common stock on January 30, 1998. Our initial public offering was terminated on December 19, 1999. We received approximately $132.2 million in gross offering proceeds from the sale of approximately 13.2 million shares in our initial public offering. We commenced our second offering of common stock on December 20, 1999. Our second public offering was terminated on December 19, 2000. We received approximately $175.2 million in gross offering proceeds from the sale of approximately 17.5 million shares in our second public offering. We commenced our third public offering of common stock on December 20, 2000. Our third public offering was terminated on July 26, 2002. We received approximately $1.3 billion in gross offering proceeds from the sale of approximately 128.3 million shares in our third public offering.

Pursuant to the prospectus, we commenced our fourth public offering of common stock on July 26, 2002. As of September 19, 2003, we had received additional gross proceeds of approximately $2.2 billion from the sale of approximately 223.8 million shares in our fourth public offering. Therefore, as of September 19, 2003, there were approximately $847.1 million in shares (84.7 million shares) remaining available for sale to the public under our fourth public offering, exclusive of shares available under our dividend reinvestment plan.

Accordingly, as of September 19, 2003, we had received aggregate gross offering proceeds of approximately $3.8 billion from the sale of approximately 382.8 million shares in all of our public offerings. After payment of approximately $131.9 million in acquisition and advisory fees and acquisition expenses, payment of approximately $415.4 million in selling commissions and organization and offering expenses, and common stock redemptions of approximately $60.5 million pursuant to our share redemption program, as of September 19, 2003, we had raised aggregate net offering proceeds available for investment in properties of approximately $3.2 billion, substantially all of which has been invested in real estate properties.

Status of our Share Redemption Program

Our current share redemption program allows for the redemption of approximately 4.37 million shares at an aggregate cost of approximately $43.7 million for the year ending December 31, 2003. From January 1, 2003 through September 19, 2003, we had redeemed approximately 4.06 million shares of common stock available for redemption for the year at an aggregate cost of approximately $40.6 million and, accordingly, there are approximately 310,000 shares remaining for redemption for the year ending December 31, 2003.

On September 19, 2003, our board of directors voted to reserve the approximately 310,000 shares of our common stock remaining under the share redemption program which may be repurchased during the calendar year ending December 31, 2003 exclusively for the following types of share repurchases:

(1)	repurchase of shares following the death of a stockholder; and

(2)	repurchase of shares necessary to fund minimum distribution requirements for stockholders who own their shares through IRAs or other qualified retirement plans and are over the age of 70 ½.

All other requests for potential redemption will not be eligible for redemption until after January 1, 2004, unless our board of directors decides to terminate our share redemption program prior to that time and subject, in all cases, to our board’s ability to change or terminate our share redemption program at any time in its discretion.

Formation of Wells REIT II

Wells REIT II is a recently formed REIT also sponsored and advised by Wells Capital, our advisor, which has investment objectives substantially identical to ours. Several of our directors (namely Leo F. Wells, III, Douglas P. Williams, Richard W. Carpenter, Bud Carter, Donald S. Moss, Walter W. Sessoms and Neil H. Strickland) are also directors of Wells REIT II. Wells REIT II has filed a registration statement with the Securities and Exchange Commission (SEC) for the sale of up to $6 billion in common stock, which has not yet been declared effective by the SEC. Since Wells REIT II is in a different stage of its life cycle from our REIT, the potential for conflicts of interest resulting from these members of our board of directors also serving on the board of directors of Wells REIT II may be lessened; however, please consider and analyze the additional risk factors described below relating to the potential conflicts of interest which may arise as a result of several of our directors also serving as directors of Wells REIT II.

Conflicts of Interest – Common Directors of Wells REIT II

The following information should be read in conjunction with the “Conflicts of Interest” section beginning on page 54 of the prospectus to include conflicts of interest related to the common directors between the Wells REIT and Wells REIT II.

Our board of directors may face additional conflicts of interest in making decisions and taking actions resulting from certain members of our board of directors also serving on the board of directors of Wells REIT II.

The individuals serving on our board of directors who also serve on the board of directors of Wells REIT II will have statutory and fiduciary obligations to our stockholders and the stockholders of Wells REIT II. Therefore, the loyalties of these members of our board of directors to Wells REIT II may influence the judgment of our board when considering issues for us that may affect Wells REIT II, such as the following:

•	Our board of directors must evaluate the performance of Wells Capital with respect to whether Wells Capital is presenting to us our fair share of investment opportunities or otherwise performing its duties under our advisory agreement. If Wells Capital is not performing its duties for us as our advisor or is giving preferential treatment to Wells REIT II, the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II could adversely affect our board’s willingness to enforce our rights under the terms of the advisory agreement or to seek a new advisor.

•	Our board of directors may have to make a similar evaluation with respect to the performance of Wells Management Company, Inc. (Wells Management), as our property manager. If Wells Management is not performing well as a property manager because of the similar services it provides for Wells REIT II, the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II could adversely affect our board’s willingness to enforce our rights under the terms of the asset/property management agreement or to seek a new property manager.

•	Our board of directors approves every property acquisition we make. Decisions of our board regarding whether we should purchase a property may be influenced by the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II based on the potential that Wells Capital would present the opportunity to Wells REIT II if we did not pursue it.

•	We may enter into transactions with Wells REIT II, such as property sales and acquisitions, joint ventures or financing arrangements. Decisions of our board regarding the terms of those transactions may be influenced by the divided loyalties of the members of our board who also serve on the board of directors of Wells REIT II.

Management

The Advisor

The following information should be read in conjunction with the “Management—The Advisor” section beginning on page 43 of the prospectus to include background information on Donald A. Miller as a newly appointed Senior Vice President of Wells Capital.

Donald A. Miller is a Senior Vice President of Wells Capital. Mr. Miller is responsible for directing the efforts of our advisor’s acquisitions, dispositions, property management, construction and leasing groups. Mr. Miller joined Wells in August 2003 and has more than 16 years of experience in the real estate industry. He is the former Head of Real Estate Operations for Lend Lease Corporation Limited, which he joined in 1994. Prior to his role as the Head of Real Estate Operations, Mr. Miller ran Lend Lease’s Midwest Region and Hotel Investment Group. Prior to joining Lend Lease, Mr. Miller worked at Prentiss Properties Realty Advisors, Inc. and in pension investment management at Delta Air Lines, Inc.

Affiliated Companies

Dealer Manager

The information contained in the third paragraph in the “Management—Affiliated Companies—Dealer Manager” section of the prospectus is revised as of the date of this supplement by the deletion of that paragraph in its entirety and the insertion of the following paragraphs in lieu thereof:

The directors and executive officers of Wells Investment Securities are as follows:

Name	Age	Positions
Philip M. Taylor	60	President and Director
Douglas P. Williams	52	Vice President, CFO, Treasurer and Director
Randall D. Fretz	50	Vice President and Director

The background of Mr. Williams is described in the “Management—Executive Officers and Directors” section on page 35 of the prospectus, and the background of Mr. Fretz is described in Supplement No. 4 to the prospectus dated December 10, 2002.

Philip M. Taylor is President and a director of Wells Investment Securities, Inc. Mr. Taylor joined Wells in March 2001 and supervises and directs the national sales effort. Prior to joining Wells, Mr. Taylor was Vice President, Sales and Project Operations for Atlantech International, Inc. from 1991 to 2000. During a twenty-one year tenure with Ingersoll-Rand Company Limited, Mr. Taylor held progressively more responsible positions in sales, marketing and management. He also served for five years as an Army Officer. Mr. Taylor holds NASD series 7, 24 and 63 licenses. Mr. Taylor earned a Bachelor’s degree in Industrial Management from East Tennessee State University and a Masters of Business Administration in Finance/Management from the University of Oregon.

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